UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 5, 2026, SMX (Security Matters) Public Limited Company (the “Company”) and Target Capital 1 LLC (“Target”) entered into a Second Amendment to Standby Equity Purchase Agreement (the “Amendment”), which amends the terms of the Company’s Standby Equity Purchase Agreement, dated as of December 1, 2025, as amended and supplemented by that Amendment and Addendum to Standby Equity Purchase Agreement, dated as of December 9, 2025 (the “Agreement”).

The Amendment increased the size of the Commitment Amount under the Agreement from $100,000,000 to $250,000,000.

Through February 5, 2026, the Company has drawn down an aggregate of approximately $8.9 million from the Commitment Amount under the Agreement, and has issued an aggregate of 685,471 of its ordinary shares to Target as a result. The Company intends to continue to draw down from the Commitment Amount from time to time pursuant to the terms and conditions of the Agreement, as amended by the Amendment, and applicable law.

In addition, RBW Capital Partners LLC (a division of Dawson James Securities, Inc.), the placement agent for the offerings pursuant to the Agreement, as amended by the Amendment, has agreed that it will charge the Company a cash fee equal to (a) 4% for the first $20,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount, (b) 3% for the next $80,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount and (c) 2% for the last $150,000,000 of aggregate gross cash proceeds that may be drawn down from the Commitment Amount.

The foregoing is a brief description of the Amendment, and is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibits 99.1.

Exhibit Number	Description
99.1	Second Amendment to Standby Equity Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 6, 2026

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer